UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Verio Inc.
   VRIO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
   (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/15/9|C   | |2,302,303(2)      |A  |(2)        |2,302,303(1)       |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Series B Convertible-P|$       |5/15/|C   | |1,627,983  |D  |Immed|     |Common Stock|1,627,9|-      |0           |D  |            |
referred              |        |98   |    | |           |   |.    |     |            |83     |       |            |   |            |
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Series C Convertible-P|$       |5/15/|C   | |674,320    |D  |Immed|     |Common Stock|674,320|-      |0           |D  |            |
referred              |        |98   |    | |           |   |.    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Centennial Holdings V, L.P. a Delaware limited partnership ("Holdings V"), is the sole general partner of the Reporting Person, Centennial Fund V,
L.P. ("Fund V"). By virtue of the relationship described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund V.
 This Form is also being filed on behalf of Holdings V as an indirect beneficial owner of securities of the
Issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings V (the "Individual Partners"). By virtue of the relationships described above and their roles with Fund V and Holdings V, each of the Individual Partners may be deemed to control Holdings V and Fund V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V.
However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund V, and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund V. Steven C. Halstedt is a director of the
Issuer.
Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of 71,205 shares of the Issuer's common stock held by Entrepreneurs V.
Each of the Individual Partners is also one of the five general partners of Centennial Holdings IV, L.P., a Delaware limited partnership ("Fund IV"). Fund
IV holds 2,159,105 shares of the Issuer's common stock.   By virtue of the
relationships described above and their roles with Fund IV and Holdings IV, each of the Individual Partners may be deemed to control Fund IV and Holdings IV, and may be deemed to possess indirect beneficial ownership of the
Issuer securities held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Fund IV, except to the extent of such Individual Partner's indirect pecuniary interest in Fund IV.
Each of the Individual Partners is also a unit holder of Centennial Holdings I, LLC ("Holdings LLC"), which holds 141,265 shares of the Issuer's common stock. Centennial Holdings, Inc. ("Holdings Inc.") is the sole managing member of the Holdings LLC. Each of the Individual Partners is an officer and director of Holdings Inc. By virtue of the relationships described above and their roles with Holdings LLC and Holdings Inc., each of the Individual Partners may be deemed to control Holdings LLC and Holdings Inc., and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Holdings LLC. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by Holdings LLC, and, as a result, each Individual Partner disclaims beneficial ownership of the Issuer securities directly beneficially owned by Holdings LLC, except to the extent of such Individual Partner's indirect pecuniary interest in Holdings LLC.
(2) Acquired upon conversion of 1,627,983 shares of the Issuer's Series B Convertible Preferred Stock (converted into 1,627,983 shares of common stock) and 674,320 shares of the Issuer's Series C Convertible Preferred Stock (converted into 674,320 shares of common stock).
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt, General Partner
DATE
June 10, 1998